March 9, 2006




Ms. Michele M. Anderson
Legal Branch Chief
United States Securities and
  Exchange Commission
100 F Street, NE
Washington, DC 20549

         RE:  NETWORTH TECHNOLOGIES, INC.
              PRELIMINARY INFORMATION STATEMENT ON SCHEDULE 14C
              FILED JANUARY 19, 2006
              FILE NO. 0-27842


Dear Ms. Anderson:

      We are in receipt of your comment letter dated February 16, 2006 to NetWorth Technologies, Inc. (the "Company"). On behalf of the Company, we have addressed your comment letter by reproducing below each comment and providing the Company's response immediately following.


1. In numerous portions of the filing, you describe the merger as being effective. In other portions, you indicate that the merger has not closed. Please clarify the exact status of the merger and what relation, if any, exists between the current status of the merger and the certificates of correction filed on Form 8-K on November 30, 2005. Assuming the merger has not yet closed, disclose why you have already shifted your concentration to the Solution Technology business and restated your financial statements to be those of Solution Technology. For example, explain to your investors the reason(s) why your Form 10-QSBs for the six months ended June 30, 2005 and the nine months ended September 30, 2005 contain the financials of Solution Technology given that the prior issuance of shares of common stock to the stockholders of Solution Technology does not appear to have constituted a change of control. Also explain the reason for the substantial length of time between signing the merger agreement in May 2005 and attempting to effectuate the reverse stock split now with a view to consummating the merger.


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Ms. Michele M. Anderson
March 9, 2006
Page 2 of 4

BASED UPON THE TELEPHONE CONVERSATION ON TUESDAY, FEBRUARY 28, 2006, AMONG YOURSELF, CLAIRE DELABAR, MICHAEL POLLACK AND OUR COUNSEL, ERNEST M. STERN, WE HAVE AMENDED THE REGISTRATION STATEMENT TO MAKE THE FOLLOWING POINTS:

      o THE MERGER WAS EFFECTIVE UNDER DELAWARE LAW WHEN THE CERTIFICATE OF MERGER WAS FILED ON JUNE 20, 2005;

      o UNDER THE TERMS OF THE MERGER AGREEMENT, THE FORMER STI SHAREHOLDERS WERE ENTITLED TO OWN 90% OF NETWORTH'S ISSUED AND OUTSTANDING COMMON STOCK AFTER THE MERGER WAS EFFECTIVE WHICH WAS ON THE DATE OF THE FILING OF THE CERTIFICATE OF MERGER ON JUNE 20, 2005;

      o THERE WAS A CHANGE OF CONTROL AS THE TERM "CONTROL" IS DEFINED IN RULE 405 UNDER THE SECURITIES ACT OF 1933 SINCE UNDER THE MERGER AGREEMENT THE FILING OF THE CERTIFICATE OF MERGER ON JUNE 20, 2005 TRIGGERED THE RIGHT OF THE FORMER STI SHAREHOLDERS TO CHANGE THE BOARD OF DIRECTORS AND OFFICERS OF NETWORTH. STI INTENDS TO HAVE NETWORTH FILE THE SCHEDULE 14F-1 WITHIN THE NEXT TEN DAYS. THE STI BOARD OF DIRECTORS CHOSE TO KEEP THE EXISTING NETWORTH BOARD MEMBERS AND OFFICERS IN PLACE TO ENSURE THEIR ASSISTANCE IN COMPLETING THE NECESSARY CHARTER AMENDMENTS AND DELIVERING 90% OWNERSHIP OF NETWORTH TO THE FORMER STI SHAREHOLDERS. ALL OTHER CLOSING CONDITIONS HAVE BEEN MET UNDER THE MERGER AGREEMENT WITH THE EXCEPTION OF THE STOCK ISSUANCE THAT THE NETWORTH BOARD OF DIRECTORS AND MAJORITY SHAREHOLDERS HAVE WORKED WITH THE STI BOARD OF DIRECTORS TO ACHIEVE AS SET FORTH IN THE PROXY STATEMENT. SINCE THE FILING OF THE CERTIFICATE OF MERGER, THE DAILY BUSINESS OF NETWORTH HAS BEEN THE BUSINESS CONDUCTED BY STI AND THE MINIMAL ACTIVITIES OF NETWORTH HAVE BEEN DIRECTED BY STI'S BOARD AND OFFICERS WHO ALSO HAVE DIRECTED THE MANAGEMENT AND POLICIES OF NETWORTH;

      o THE PARTIES DISCOVERED THE DISCREPANCY BETWEEN THE AMOUNT OF SHARES AUTHORIZED POST REVERSE SPLIT AND THE AMOUNT OF THE SHARES THAT THE NETWORTH DIRECTORS BELIEVED WERE ACTUALLY AUTHORIZED (650 MILLION AS OPPOSED TO 65 MILLION) ONLY AFTER THE MERGER BECAME EFFECTIVE;

      o THE LENGTH OF TIME BETWEEN THE MERGER AGREEMENT BEING EXECUTED AND THE REVERSE STOCK SPLIT NOW BEING EFFECTED WAS A RESULT OF (A) THE TIMING OF THE DISCOVERY THAT THERE WERE ONLY 65 MILLION SHARES AUTHORIZED ACCORDING TO THE CERTIFICATE OF INCORPORATION, (B) THE FACT FINDING INVOLVED THAT INCLUDED TRACING INDIVIDUALS WHO WERE DIFFICULT TO FIND TO DETERMINE HOW THE 1 FOR 10 REVERSE STOCK SPLIT WAS IMPLEMENTED AND THE LEGAL ANALYSIS TO DETERMINE WHETHER THAT REVERSE SPLIT WAS LEGAL; (C) THE LEGAL ANALYSIS TO DETERMINE HOW TO UNWIND THE REVERSE SPLIT; (D) THE ANALYSIS OF THE VARIOUS AMENDMENTS TO NETWORTH'S CHARTER FOLLOWING THE ATTEMPTED EFFECTUATION OF THE 1 FOR 10 REVERSE SPLIT AND (E) THE TIME NEEDED TO COMPLETE THE AUDITS FOR STI AND NETWORTH; AND

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Ms. Michele M. Anderson
March 9, 2006
Page 3 of 4

      o THE CERTIFICATES OF CORRECTION TO THE CHARTER UNWOUND THE ILLEGAL 1 FOR 10 REVERSE SPLIT AND ALLOWED THE CHARTER TO REFLECT THE 650 MILLION SHARES THAT THE NETWORTH BOARD BELIEVED WERE AUTHORIZED AS NETWORTH REPRESENTED IN THE MERGER AGREEMENT BUT DID NOT AFFECT THE STATUS OF THE MERGER BEING EFFECTIVE ON JUNE 20, 2005 UNDER DELAWARE LAW.

2. Please revise your information statement to include all of the applicable information required by Item 14 of Schedule 14A for the reverse merger transaction, including, but not limited to, the financial information pursuant to Item 14(b)(8)-(11) In this regard, we note that you have not provided Networth's historical financial statements and Solution Technology's interim financial statements. In addition, it appears that you have omitted certain portions of the required pro forma financial information, such as the statement of cash flows and the notes to the financials.

      WE HAVE AMENDED THE FINANCIAL STATEMENTS OF NETWORTH IN 2005 TO REFLECT A LIABILITY FOR THE SHARES OF COMMON STOCK TO BE ISSUED IN CONNECTION WITH THE MERGER THAT BECAME EFFECTIVE ON JUNE 20, 2005.

3. Disclose the percentage of your outstanding common stock currently held by the stockholders of Solution Technology.

      47%

4. Please identify the shareholders representing 67% of the company's outstanding common stock who consented in writing to the proposals. Tell us in your response letter the facts surrounding how these shareholders came to provide their consent, such as who approached the stockholders about providing their consents and when.

      WE HAVE AMENDED THE REGISTRATION STATEMENT TO RESPOND TO YOUR COMMENTS. THE SHAREHOLDERS WHO CONSENTED TO THE PROPOSALS WERE THE STI SHAREHOLDERS AND THE CURRENT MEMBERS OF THE NETWORTH BOARD OF DIRECTORS: ANTHONY JOFFE, LAWRENCE VAN ETTEN AND ROBERT GIGLIOTTI. WE COORDINATED WITH DAN JONSON, PRESIDENT OF STI AND ITS CHAIRMAN, THE APPROVAL OF THESE PROPOSALS SINCE WE WISH TO EXPEDITE THE COMPLETION OF THIS PROCESS.

5. In your response letter, please tell us the number of record holders of your common stock as of the most recent date practicable. See Exchange Act Rule l2g5-l.

      164 AS OF JANUARY 19TH, 2006.

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Ms. Michele M. Anderson
March 9, 2006
Page 4 of 4

Security Ownership of Certain Beneficial Owners and Management, page 24

6. While the staff recognizes that counsel for the company does not necessarily represent Messrs. Jonson and Bhatia, please advise, or have counsel for Messrs. Jonson and Bhatia advise us, why these shareholders did not file a Schedule 13D within 10 days after acquiring greater than five percent of your outstanding common stock pursuant to Rule l3d-l. Also ensure that these individuals file a Schedule 13D promptly upon your receipt of this letter.

      TO OUR KNOWLEDGE THE FAILURE OF MESSRS. JONSON AND BHATIA TO FILE SCHEDULE 13D WAS INADVERTENT. THEY HAVE NOW FILED THEIR RESPECTIVE SCHEDULE 13DS.

Pro Forma Security Ownership of Certain Beneficial Owners and Management, page
25

7. Revise to identify the natural person(s) with voting and investment control over the shares that will be held by Crosshill Georgetown Capital, LP.

      WE HAVE REVISED SCHEDULE 14C TO IDENTIFY STEPHEN X. GRAHAM AND STUART J. YARBROUGH AS THE NATURAL PERSONS WITH CONTROL OVER THE SHARES THAT WILL BE HELD BY CROSSHILL GEORGETOWN CAPITAL.

Closing Statements

            In accordance with your request, we further acknowledge that:

      o the company is responsible for the adequacy and accuracy of the disclosure in the 14C filing;

      o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the 14C filing; and

      o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      If you have any comments or questions regarding our response, please contact Ernest M. Stern, our outside counsel at Schiff Hardin LLP, at (202) 778-6400, or, if you cannot reach him, call Dan Jonson at (301) 668-9600 or
(301) 334-6222 or call me at (561) 392-6010.

                                                     Sincerely,


                                                     /s/ Anthony Q. Joffe
                                                     --------------------
                                                         Anthony Q. Joffe